Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

1.	JA Development Co., Ltd. (British Virgin Islands)

2.	JingAo Solar Co., Ltd. (Ningjin, China)

3.	Shanghai JA Solar Technologies Co., Ltd. (Shanghai, China)